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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 1-9684

CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
(Employer Identification Number 33-0147725, Plan Number 002)
(Full title of plan)

CHART HOUSE ENTERPRISES, INC.
(Name of issuer of securities held pursuant to the plan)

640 North LaSalle, Suite 295, Chicago, Illinois, 60610
(Address of principal executive offices of issuer of securities)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
By: The 401(k) Plan Committee
Date: May 31, 2002	/s/ SUSAN M. MORLOCK Susan M. Morlock Member
/s/ KENNETH R. POSNER Kenneth R. Posner Member

Chart House Enterprises, Inc.
Restaurant Employees 401(k) Plan

Financial Statements and Schedule
As of December 31, 2001 and December 25, 2000
Together With Auditors' Report

Employer Identification Number 33-0147725
Plan Number 002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To 401(k) Plan Committee of
Chart House Enterprises, Inc.
Restaurant Employees 401(k) Plan:

        We have audited the accompanying statements of net assets available for benefits of CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN (the "Plan") as of December 31, 2001 and December 25, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan as of December 31, 2001 and December 25, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

CHART HOUSE ENTERPRISES, INC.
RESTAURANT EMPLOYEES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and December 25, 2000

(Employer Identification Number 33-0147725, Plan Number 002)

	December 31, 2001	December 25, 2000
ASSETS:
Investments (Note 3)	$3,967,741	$1,878,245

Receivables—
Participant contributions	9,835	18,192
Company contributions	1,577	1,845

Total receivables	11,412	20,037

Total assets	3,979,153	1,898,282
PAYABLES:
Miscellaneous payable	24,990	4,407

NET ASSETS AVAILABLE FOR BENEFITS	$3,954,163	$1,893,875

The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC.
RESTAURANT EMPLOYEES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

(Employer Identification Number 33-0147725, Plan Number 002)

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (Note 2)—
Net depreciation in fair value of investments	$(375,533)
Interest and dividends	128,973

Total investment income (loss)	(246,560)

Contributions—
Participant	238,140
Company	41,644

Total contributions	279,784

Total additions	33,224

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	365,714
Administrative fees	11,719

Total deductions	377,433

Net decrease	(344,209)
TRANSFERS FROM THE CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN	2,404,497
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,893,875

End of year	$3,954,163

The accompanying notes are an integral part of this statement.

CHART HOUSE ENTERPRISES, INC.
RESTAURANT EMPLOYEES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and December 25, 2000
(Employer Identification Number 33-0147725, Plan Number 002)

1.    PLAN DESCRIPTION

        Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The following is a brief description of the Plan. Participants should refer to the Plan document for more information.

        The Plan is administered by, and all Plan investments are held by, Scudder Trust Company (the "Trustee"). Participation in the Plan is available to substantially all restaurant employees with a job title classification J01 through J99 who have completed at least six months and 500 hours of service and who have reached the age of 21. In 1996, the Plan changed its year-end to conform with the Company's reporting method, a 52/53-week fiscal year ending on the last Monday closest to the calendar year-end.

        Effective December 31, 2001, the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan merged into the Plan.

Contributions

        Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their compensation. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed 2.5% of employees' earnings or $1,250 for the Plan year, whichever is less, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250 or 1.25% of employees' earnings, whichever is less, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. There were no supplemental contributions for the 2001 Plan Year. Total pretax contributions are limited to $10,500 in 2001 and 2000. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution plans to the lesser of 25% of a participant's annual taxable earnings or $35,000. Miscellaneous payable on the Statement of Net Assets is related to contributions payable to participants that reached the IRS limits. Participant contributions are invested by the Trustee in one or more specified funds as designated by each participant. Company contributions are invested based upon the participant's election to their investment account.

Vesting

        Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Participant Accounts

        Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of nonvested amounts are to be used solely to offset future Company matching contributions. At December 31, 2001, and December 25, 2000, forfeited nonvested amounts totaled $9,710 (includes forfeitures from the Chart House Enterprises, Inc. Corporate 401(k) Plan) and $3,395, respectively.

Payment of Benefits

        Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or installments. If the termination of service is for any other reason, distribution of benefits will be made in a lump-sum payment. Participants may apply for hardship distributions under certain circumstances.

Transfers Between Plans

        Effective December 31, 2001,the Chart House, Inc. Corporate Employees 401(k) Plan merged into the Plan. The transfer into the Plan is reflected on the Statement of Changes in Net Assets Available for Benefits. Included within the reported transfer balance are net transfers between plans when there was a change in employee job title classifications which resulted in a transfer of any related balances between this Plan and the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan, prior to the merger of those two plans.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Most investments are stated at fair value based primarily on the quoted market prices of the underlying securities of each fund, as determined by the Trustee. A majority of the Stable Value Fund is invested in guaranteed investment contracts, which are fully benefit responsive. Investments in this fund are valued at contract value, which the Trustee has determined to approximate fair value. The aggregate crediting interest rate and the aggregate average yield for the Stable Value Fund was 6.00% and 6.40%, respectively, for the years ended December 31, 2001, and December 25, 2000.

        Purchases and sale of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

        Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

        Benefits are recorded when paid.

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3.    INVESTMENTS

        The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001, and December 25, 2000:

	2001	2000
Scudder Growth and Income Fund	$1,369,777	$687,663
Scudder Pathway Moderate Port Fund	887,717	414,840
Scudder Stable Value Fund	523,113	276,759
Scudder Income Fund	346,901	146,376
Janus Mercury Fund	217,576	N/A
Chart House Company Stock Fund	N/A	116,230

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $375,533 as follows:

Mutual funds	$(274,132)
Common stock	(101,401)

$(375,533)

        The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4.    INCOME TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated June 26,1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.    PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the value of each participant's account will become fully vested and nonforfeitable. In no event may the assets of the Plan revert to the Company.

6.    ADMINISTRATIVE EXPENSES

        The Company pays the Plan's administrative expenses. These expenses include, but are not limited to, trustee, legal and accounting fees. Transaction-related costs such as commissions are deducted from participant accounts and are reflected on the statement of changes in net assets available for benefits.

7.    RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

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8.    RECONCILIATION TO FORM 5500

        At December 31, 2001 and December 25, 2000, the Plan had $19,924 and $0, respectively, of pending distributions to participants. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with accounting principles generally accepted in the United States.

        The following is a reconciliation of net assets available for benefits per the financial statements, to the Form 5500, at December 31, 2001:

2001
Net assets available for benefits per the financial statements	$3,954,163
Amounts allocated to withdrawing participants	(19,924)

Net assets available for benefits per the Form 5500	$3,934,239

        The following is a reconciliation of benefits paid to participants per the financial statements, to the Form 5000, for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$365,714
Add: Amounts allocated to withdrawing participants at December 31, 2001	19,924
Less: Amounts allocated to withdrawing participants at December 25, 2000	—

Benefits paid to participants per Form 5500	$385,638

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

8.    SUBSEQUENT EVENT

        Effective January 1, 2002, the name of the Plan was changed to the Chart House Enterprises, Inc. 401(k) Plan. This Plan has substantially the same plan description as the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan, with the notable exceptions that the Chart House Enterprises, Inc. 401(k) Plan follows a calendar year and is open to both eligible corporate and eligible restaurant employees.

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Schedule 1

CHART HOUSE ENTERPRISES, INC.
RESTAURANT EMPLOYEES 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2001

(Employer Identification Number 33-0147725, Plan Number 002)

Identity of Party Involved/Description	Fair Value
*SCUDDER TRUST COMPANY:
Growth and Income Fund	$1,369,777
Pathway Moderate Port Fund	887,717
Stable Value Fund	523,113
Income Fund	346,901
21st Century Growth Fund	190,305
International Fund	117,291
Pathway Series—Growth Fund	75,851
Large Company Value Fund	68,364
Large Company Growth Fund	44,427
Pathway Series—Conservative Fund	4,200
JANUS MERCURY FUND	217,576
*CHART HOUSE COMPANY STOCK FUND	122,219

Total investments held	$3,967,741

*
Party in interest.

The accompanying notes are an integral part of this schedule.

Exhibit Index

Annual Report on Form 11-K

Exhibit No.	Description
23.1	Consent of Independent Public Accountants
99.1
Letter from Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan to the Commission regarding representations to Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan from Arthur Andersen LLP

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SIGNATURES
  Restaurant Employees 401(k)  Plan
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
  Schedule 1
Exhibit Index